                                                           [0RMAT LOGO OMITTED]

                                                              February 7, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attn: Albert Yarushus
Mail Stop 0308

              Re:  Amendment No. 1 to Registration Statement on Form S-4/A filed on February 7, 2005 of Ormat Funding Corp. (the
                   "Registrant"); and Brady Power Partners, OrMammoth Inc., ORNI
                   1 LLC, ORNI 2 LLC, ORNI 7 LLC, Steamboat Development Corp.,
                   Steamboat Geothermal LLC and Ormesa LLC (collectively the
                   "Co-Registrants")
                   File Nos. 333-121655; 333-121655-01; 333-121655-02;
                   ------------------------------------------------------------
                   333-121655-03; 333-121655-04; 333-121655-05; 333-121655-06
                   ------------------------------------------------------------
                   and 333-121655-07, respectively
                   ------------------------------------------------------------

Dear Mr Yarushus:

              Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant and the Co-Registrants hereby respectfully request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 (the
"Registration Statement") relating to the registration of $190,000,000 aggregate principal amount of 8 1/4% Senior Secured Notes due December 30, 2020, so that the Registration Statement shall become effective at 5:00 p.m. (NYT) on February
9, 2005 or as soon thereafter as practicable.

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549                   -2-                    February 7, 2005

              The Registrant is aware of its responsibilities under the
Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration
Statement. The Registrant has not engaged any underwriter, dealer or agent in connection with the sale of any of the securities to which the Registration
Statement relates. The Registrant also acknowledges that:

         o       the Securities and Exchange Commission (the "Commission")or the
                 staff of the Commission (the "Staff"), acting pursuant to
                 delegated authority does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full
                 responsibility for the accuracy and adequacy of the
                 disclosure in the Registration Statement; and

         o       the Registrants may not assert staff comments or the
                 declaration of effectiveness as defense in any proceeding
                 initiated by the Commission or any person under the
                 federal securities laws of the United States.

                                               Very truly yours,

                                               Ormat Funding Corp.

                                               By:   /s/ Yehudit Bronicki
                                                     ---------------------------
                                                     Name:  Yehudit Bronicki
                                                     Title: President, Secretary
                                                            and Treasurer

VIA EDGAR
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